UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 26, 2021

Live Oak Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Delaware	001-39755	85-2560226
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 S. Main Street, #2550

Memphis, TN 38103

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (901) 685-2865

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	LOKB.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	LOKB	The New York Stock Exchange
Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	LOKB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

As previously announced, on May 6, 2021, Live Oak Acquisition Corp. II, a Delaware corporation (“LOKB”), Live Oak Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of LOKB (“Merger Sub”), and Navitas Semiconductor Limited, a private company limited by shares organized under the Laws of Ireland (“Navitas Ireland”) with a dual existence as a domesticated limited liability company in the State of Delaware as Navitas Semiconductor Ireland, LLC, a Delaware limited liability company (“Navitas Delaware” and, together with Navitas Ireland, the “Company”), entered into a business combination agreement and plan of reorganization pursuant to which, among other things, LOKB will be obligated to commence a tender offer for the entire issued share capital of Navitas Ireland other than certain Navitas Ireland restricted shares (the “Tender Offer”), and Merger Sub will merge with and into Navitas Delaware (the “Merger” and together with the other transactions related thereto, the “Proposed Transactions”), with Navitas Delaware surviving the Merger as a wholly owned subsidiary of LOKB, and as a result of the Tender Offer and the Merger, the Company will be a wholly owned direct subsidiary of LOKB.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is a presentation to certain investors relating to the previously announced Proposed Transactions, and attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is a transcript of certain customer testimonials related to the Company. Such exhibits and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will they be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Proposed Transactions, LOKB filed a registration statement on Form S-4 (as amended to date, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus of LOKB. LOKB also plans to file other documents with the SEC regarding the Proposed Transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of LOKB. SHAREHOLDERS OF LOKB AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LOKB and the Company through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

LOKB and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LOKB in connection with the Proposed Transactions. The Company and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of LOKB is set forth in the Registration Statement and in LOKB’s Annual Report on Form 10-K which was filed with the SEC on March 25, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are and will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact contained herein regarding the Proposed Transactions, the ability of the parties to consummate the Proposed Transactions, the benefits of the Proposed Transactions and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

LOKB and the Company caution you that the forward-looking statements contained herein are subject to numerous risks and uncertainties, including the possibility that the expected growth of the Company’s business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) the Company’s goals and strategies, future business development, financial condition and results of operations; (ii) the Company’s customer relationships and ability to retain and expand these customer relationships; (iii) the Company’s ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting the Company’s expenses; (iv) the Company’s ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in the Company’s customers’ end markets; (vi) the Company’s ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on the Company’s business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of the Company to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) the Company’s ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of LOKB is not obtained; (iii) the outcome of any legal proceedings that may be instituted against LOKB or the Company following announcement of the Proposed Transactions; (iv) the risk that the Proposed Transactions disrupt LOKB’s or the Company’s current plans and operations as a result of the announcement of the Proposed Transactions; (v) costs related to the Proposed Transactions; (vi) failure to realize the anticipated benefits of the Proposed Transactions; (vii) risks relating to the uncertainty of the projected financial information with respect to the Company; (viii) risks related to the rollout of the Company’s business and the timing of expected business milestones; (ix) the effects of competition on the Company’s business; (x) the amount of redemption requests made by LOKB’s public stockholders; (xi) the ability of LOKB or the combined company to issue equity or equity-linked securities in connection with the Proposed Transactions or in the future; and (xii) those factors discussed in the Registration Statement and in LOKB’s final prospectus filed with the SEC on December 4, 2020 under the heading “Risk Factors” and other documents of LOKB filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither LOKB nor the Company presently know or that LOKB and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LOKB’s and the Company’s expectations, plans or forecasts of future events and views as of the date hereof. LOKB and the Company anticipate that subsequent events and developments will cause LOKB’s and the Company’s assessments to change. However, while LOKB and the Company may elect to update these forward-looking statements at some point in the future, LOKB and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing LOKB’s and the Company’s assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional information concerning these and other factors that may impact LOKB’s expectations and projections can be found in the Registration Statement and in LOKB’s periodic filings with the SEC, including LOKB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020. LOKB’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit

99.1	Presentation to Investors.

99.2	Transcript of Customer Testimonials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIVE OAK ACQUISITION CORP. II

Date: July 26, 2021	By:	/s/ Andrea K. Tarbox
	Name:	Andrea K. Tarbox
	Title:	Chief Financial Officer

Exhibit 99.1 Investor Meeting TM Electrify Our World NASDAQ NY, July 2021Exhibit 99.1 Investor Meeting TM Electrify Our World NASDAQ NY, July 2021

Disclaimer FORWARD-LOOKING STATEMENTS This presentation (this “Presentation”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of management of Navitas Semiconductor Limited (“Navitas” or the “Company”) and Live Oak Acquisition Corp. II (“LOKB”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Navitas and LOKB. These forward-looking statements are subject to a number of risks and uncertainties, including the possibility that the expected growth of Navitas’ business will not be realized, or will not be realized within the expected time period, due to, among other things: Navitas’ goals and strategies, future business development, financial condition and results of operations; Navitas’ customer relationships and ability to retain and expand these customer relationships; Navitas’ ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting Navitas’ expenses; Navitas’ ability to diversify its customer base and develop relationships in new markets; the level of demand in Navitas’ customers’ end markets; Navitas’ ability to attract, train and retain key qualified personnel; changes in trade policies, including the imposition of tariffs; the impact of the COVID-19 pandemic on Navitas’ business, results of operations and financial condition; the impact of the COVID-19 pandemic on the global economy; the ability of Navitas to maintain compliance with certain U.S. Government contracting requirements; regulatory developments in the United States and foreign countries; and Navitas’ ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination between Navitas and LOKB and related transactions (the “Proposed Business Combination”), including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of LOKB is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to Navitas; risks related to the rollout of Navitas’ business and the timing of expected business milestones; the effects of competition on Navitas’ business; the amount of redemption requests made by LOKB’s public stockholders; the ability of LOKB or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future; and those factors discussed in LOKB’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2020 and LOKB’s Registration Statement on Form S-4 initially filed with the SEC on June 8, 2021 (as amended, the “Registration Statement”) under the heading “Risk Factors” and other documents of LOKB filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LOKB nor Navitas presently know or that LOKB and Navitas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LOKB’s and Navitas’ expectations, plans or forecasts of future events and views as of the date of this Presentation. LOKB and Navitas anticipate that subsequent events and developments will cause LOKB’s and Navitas’ assessments to change. However, while LOKB and Navitas may elect to update these forward-looking statements at some point in the future, LOKB and Navitas specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing LOKB’s and Navitas’ assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Navitas, LOKB, nor any of their respective affiliates have any obligation to update this Presentation. USE OF PROJECTIONS This Presentation contains projected financial information with respect to Navitas. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. See “Forward-Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such information will be achieved. Neither LOKB’s nor Navitas’ independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. IMPORTANT INFORMATION AND WHERE TO FIND IT In connection with the Proposed Business Combination, LOKB has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus of LOKB. LOKB also plans to file other documents and relevant materials with the SEC regarding the proposed transaction. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of LOKB. SECURITYHOLDERS OF LOKB AND NAVITAS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LOKB and Navitas once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. PARTICIPANTS IN THE SOLICITATION LOKB and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of LOKB in connection with the Proposed Business Combination. Navitas and its officers and directors may also be deemed participants in such solicitation. Securityholders may obtain more detailed information regarding the names, affiliations and interests of certain of LOKB’s executive officers and directors in the solicitation by reading LOKB’s Annual Report on Form 10-K filed with the SEC on March 25, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of LOKB’s participants in the solicitation, which may, in some cases, be different than those of LOKB’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available. © Navitas Semiconductor 2021 1Disclaimer FORWARD-LOOKING STATEMENTS This presentation (this “Presentation”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of management of Navitas Semiconductor Limited (“Navitas” or the “Company”) and Live Oak Acquisition Corp. II (“LOKB”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Navitas and LOKB. These forward-looking statements are subject to a number of risks and uncertainties, including the possibility that the expected growth of Navitas’ business will not be realized, or will not be realized within the expected time period, due to, among other things: Navitas’ goals and strategies, future business development, financial condition and results of operations; Navitas’ customer relationships and ability to retain and expand these customer relationships; Navitas’ ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting Navitas’ expenses; Navitas’ ability to diversify its customer base and develop relationships in new markets; the level of demand in Navitas’ customers’ end markets; Navitas’ ability to attract, train and retain key qualified personnel; changes in trade policies, including the imposition of tariffs; the impact of the COVID-19 pandemic on Navitas’ business, results of operations and financial condition; the impact of the COVID-19 pandemic on the global economy; the ability of Navitas to maintain compliance with certain U.S. Government contracting requirements; regulatory developments in the United States and foreign countries; and Navitas’ ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination between Navitas and LOKB and related transactions (the “Proposed Business Combination”), including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of LOKB is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to Navitas; risks related to the rollout of Navitas’ business and the timing of expected business milestones; the effects of competition on Navitas’ business; the amount of redemption requests made by LOKB’s public stockholders; the ability of LOKB or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future; and those factors discussed in LOKB’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2020 and LOKB’s Registration Statement on Form S-4 initially filed with the SEC on June 8, 2021 (as amended, the “Registration Statement”) under the heading “Risk Factors” and other documents of LOKB filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LOKB nor Navitas presently know or that LOKB and Navitas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LOKB’s and Navitas’ expectations, plans or forecasts of future events and views as of the date of this Presentation. LOKB and Navitas anticipate that subsequent events and developments will cause LOKB’s and Navitas’ assessments to change. However, while LOKB and Navitas may elect to update these forward-looking statements at some point in the future, LOKB and Navitas specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing LOKB’s and Navitas’ assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Navitas, LOKB, nor any of their respective affiliates have any obligation to update this Presentation. USE OF PROJECTIONS This Presentation contains projected financial information with respect to Navitas. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. See “Forward-Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such information will be achieved. Neither LOKB’s nor Navitas’ independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. IMPORTANT INFORMATION AND WHERE TO FIND IT In connection with the Proposed Business Combination, LOKB has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus of LOKB. LOKB also plans to file other documents and relevant materials with the SEC regarding the proposed transaction. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of LOKB. SECURITYHOLDERS OF LOKB AND NAVITAS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LOKB and Navitas once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. PARTICIPANTS IN THE SOLICITATION LOKB and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of LOKB in connection with the Proposed Business Combination. Navitas and its officers and directors may also be deemed participants in such solicitation. Securityholders may obtain more detailed information regarding the names, affiliations and interests of certain of LOKB’s executive officers and directors in the solicitation by reading LOKB’s Annual Report on Form 10-K filed with the SEC on March 25, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of LOKB’s participants in the solicitation, which may, in some cases, be different than those of LOKB’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available. © Navitas Semiconductor 2021 1

Disclaimer (Cont’d) FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus to be filed by LOKB with the SEC. Some of the financial information and data contained in this Presentation , such as EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). LOKB and Navitas believe that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to Navitas’ financial condition and results of operations. LOKB and Navitas believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Navitas’ financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Navitas’ financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. INDUSTRY AND MARKET DATA This Presentation relies on and refers to information and statistics regarding the sectors in which Navitas competes and other industry data. This information and statistics were obtained from third party sources, including reports by market research firms. Although LOKB and Navitas believe these sources to be reliable, they have not independently verified the information and do not guarantee its accuracy and completeness. This information has been supplemented in certain cases with information from discussions with Navitas’ customers and internal estimates, taking into account publicly available information about other industry participants and Navitas’ management’s best view as to information that is not publicly available. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Navitas and LOKB. TRADEMARKS AND TRADE NAMES Navitas and LOKB own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Navitas or LOKB, or an endorsement or sponsorship by or of Navitas or LOKB. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Navitas or LOKB will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. © Navitas Semiconductor 2021 2Disclaimer (Cont’d) FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus to be filed by LOKB with the SEC. Some of the financial information and data contained in this Presentation , such as EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). LOKB and Navitas believe that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to Navitas’ financial condition and results of operations. LOKB and Navitas believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Navitas’ financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Navitas’ financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. INDUSTRY AND MARKET DATA This Presentation relies on and refers to information and statistics regarding the sectors in which Navitas competes and other industry data. This information and statistics were obtained from third party sources, including reports by market research firms. Although LOKB and Navitas believe these sources to be reliable, they have not independently verified the information and do not guarantee its accuracy and completeness. This information has been supplemented in certain cases with information from discussions with Navitas’ customers and internal estimates, taking into account publicly available information about other industry participants and Navitas’ management’s best view as to information that is not publicly available. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Navitas and LOKB. TRADEMARKS AND TRADE NAMES Navitas and LOKB own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Navitas or LOKB, or an endorsement or sponsorship by or of Navitas or LOKB. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Navitas or LOKB will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. © Navitas Semiconductor 2021 2

Investment Highlights

Navitas

1. Next-generation power semiconductor platform, with up to **3x smaller**, **3x lighter**, **3x faster charging** and **40% energy savings**(1)
2. Differentiated GaN power integrated circuit (IC) platform, with **#1 market position**, **over 140 GaN chargers** in production(2), **over 24Mu in volume**(3), **zero field failures**(4) and **130+ patents** issued/pending
3. Positioned for market leadership in the **$13.1B+ GaN electrification opportunity**(5) in **mobile, consumer, enterprise, renewables / solar and EV / eMobility**
4. GaN ICs have a **4x-10x lower CO_2** footprint than legacy silicon, with the opportunity to **impact CO_2 emissions by 2.6 gigatons by 2050**(6)
5. Proven leadership team with **300+ years of combined power semiconductor experience** and **track record of value creation**(7)
6. **Strong visibility on projected revenue over the next two years,** with **committed manufacturing capacity in excess of forecasts** and **$680M of identified pipeline opportunities** across **five diversified end markets**(8)

Navitas

© Navitas Semiconductor 2021

(1) Based on Navitas measurements of GaN-based chargers vs. Si-based chargers with the same output power.

(2) Refer to pages 13 and 14 for details.

(3) Based on Navitas cumulative production shipments through July 1st, 2021.

(4) Based on no customer-reported consumer failures for production shipments through July 22nd, 2021.

(5) Refer to page 20 for details.

(6) Refer to page 11 for details.

(7) Based on cumulative experience of Navitas senior management team.

(8) Based on cumulative value of awarded and qualified opportunities from 2021-2026. See page 22.

3

GaN Expected To Replace Silicon In Power Applications Up To Up To 20x 3x 3x 20% 40% 3x Faster Smaller & Energy Higher Faster Lower Switching Lighter Savings Power Density Charging System Cost (1) Navitas GaN Is Empowering Efficiency In Industries Where Power Is Key Note: Statistical data is based on Navitas estimate of GaN-based systems compared to Si-based in the 2024-2025 timeframe. Based on Navitas measurements of select GaN-based mobile wall chargers compared to Si-based chargers with similar output power. © Navitas Semiconductor 2021 4 (1) Relative to silicon, GaN has 10x stronger electrical fields and 2x greater electron mobility, enabling high voltages in fast chips and fast switching with high energy savings. GaN Expected To Replace Silicon In Power Applications Up To Up To 20x 3x 3x 20% 40% 3x Faster Smaller & Energy Higher Faster Lower Switching Lighter Savings Power Density Charging System Cost (1) Navitas GaN Is Empowering Efficiency In Industries Where Power Is Key Note: Statistical data is based on Navitas estimate of GaN-based systems compared to Si-based in the 2024-2025 timeframe. Based on Navitas measurements of select GaN-based mobile wall chargers compared to Si-based chargers with similar output power. © Navitas Semiconductor 2021 4 (1) Relative to silicon, GaN has 10x stronger electrical fields and 2x greater electron mobility, enabling high voltages in fast chips and fast switching with high energy savings.

Speed and Efficiency Drive Value

Navitas



Size, Weight
1.0x
0.6x
0.35x
Speed Drives Down Size, Weight
Silicon
GaN Discrete
GaN IC
100 kHz
1 MHz
(Switching Frequency) Speed



Energy Savings
40%
20%
Integration Drives Efficiency, Reliability
GaN IC
GaN Discrete
Silicon
85-90%
88-92%
90-95%
Energy Efficiency

GaN power ICs enable up to 3x smaller, lighter (1)

GaN ICs save 40% energy (2), 100x more reliable (3)

(1) Based on Navitas measurements of GaN-based chargers compared to Si-based chargers with the same output power.
(2) Navitas estimate of GaN-based power systems compared to Si-based systems in the 2024-2025 timeframe, Navitas measurements of select GaN-based chargers vs. Si-based chargers with similar power.
(3) V_{GS} failure distribution based on Navitas internal characterization of Discrete GaN Transistors compared to GaN power ICs.

© Navitas Semiconductor 2021

5

GaN Integration is Critical

Navitas

	Driver Drive, control & protection	Parasitics Limit speed & efficiency	Power Device Si or GaN	Speed Switching Frequency	Power Density Faster Charging, Smaller Size
Silicon Discrete	 *(in system controller)*	L_G R_G		< 100 kHz	 <0.5 W/cc
GaN Discrete, MCM	 *(complex circuit)*	L_G R_G		< 200 kHz	 <1 W/cc
Navitas GaN IC			Control Drive Protect	Up to 2 MHz *(3-10x faster)*	 >>1 W/cc

© Navitas Semiconductor 2021

Note: Based on Navitas lab evaluations of 65W chargers

6

Critical Integration: IC vs. Multi-Chip Module (MCM) Passive System Components GaN GaN IC MCM ICs Passive Components 45W 50W Speed Shrinks Passives System IC GaN MCM GaN ICs 65 kHz 400 kHz Bobbin Transformer (23 mm thick) 6x Faster Planar Transformer (8 mm thin) Electrolytic Capacitors No Electrolytic Caps 52 x 53.1 x 30.1 mm = 83 cc Case + pins 82.2 x 39.0 x 10.5 mm = 34 cc Case 3x Smaller 0.5 W/cc 1.5 W/cc © Navitas Semiconductor 2021 (1) Samsung 45W charger (GaN MCM) vs. OPPO 50W SuperVOOC Cookie (Navitas GaN IC) 7Critical Integration: IC vs. Multi-Chip Module (MCM) Passive System Components GaN GaN IC MCM ICs Passive Components 45W 50W Speed Shrinks Passives System IC GaN MCM GaN ICs 65 kHz 400 kHz Bobbin Transformer (23 mm thick) 6x Faster Planar Transformer (8 mm thin) Electrolytic Capacitors No Electrolytic Caps 52 x 53.1 x 30.1 mm = 83 cc Case + pins 82.2 x 39.0 x 10.5 mm = 34 cc Case 3x Smaller 0.5 W/cc 1.5 W/cc © Navitas Semiconductor 2021 (1) Samsung 45W charger (GaN MCM) vs. OPPO 50W SuperVOOC Cookie (Navitas GaN IC) 7

Industry-Leading IP Position

Navitas

130+ Patents
Issued / Pending

Applications across mobile, consumer, EV, enterprise and renewables

Mature and Comprehensive GaN Integrated Circuit Process Design Kit (PDK)

Device Development / Library

- 650 eMode power FET
- 12-40V eMode power FET
- 650V dMode power FET
- 12-40V dMode power FET
- 2-DEG & SiCr resistors
- Gate capacitors
- MIM / hybrid capacitors
- Over 20 devices developed



D
S

Circuit Development / Library

- Logic gates and latch
- Linear regulators
- Comparators
- Voltage sensors
- Charge pump
- Bootstrap circuits
- Level-shifters
- Protection circuits
- Over 200 circuits developed



Characterization and Verification

- Dedicated and automated characterization stations (wafer level, package)
- Safe Operating Area (SOA)
- Layout Design Rule Checker (DRC)
- Layout Versus Schematic (LVS)
- Layout Parasitic Extraction and simulation tool (LPE)
- Over 1Mu characterized



Models and Simulation

- Device and circuit models with <5% accuracy
- Ultra-fast system simulations (Simplis)
- Accurate and fast device, circuit and system models cut design time from weeks to days and reduce design cycles by 50-75%



Measurement vs Simulation
Fully integrated Circuit Modelling

© Navitas Semiconductor 2021

8

High-Volume, Low-Cost, High-Reliability Manufacturing

Navitas

Navitas' 20+ years of GaN experience
Solved complex issues with:

- Manufacturing
- Reliability
- Materials
- Capacity
- Cost

Low-cost, Si wafer
"GaN-on-Si" technology



GaN Epi Layer
Multi-sourced reactors, scalable, low CapEx



GaN 'epi' Layer
Silicon Substrate

tsmc

Tier-1, Low-Cost Foundry
TSMC Fab 2 (6", 0.35μm CMOS)
Old, available, under-utilized, low-cost fabs available



Finished Wafer

Amkor Technology

Tier-1, Low-Cost Packaging
Standard, high-capacity
Low-cost, available



Navitas
GaNFast
Power IC

GaNFast Power ICs

- ✓ 90%+ yields
- ✓ 24M+ shipped(1)
- ✓ 0 GaN field-failures(2)
- ✓ Committed capacity, with significant upside
- ✓ Only 12-week lead-times

© Navitas Semiconductor 2021

(1) Based on Navitas cumulative production shipments through July 1st, 2021.

(2) Based on no customer-reported consumer failures for production shipments through July 22nd, 2021.

9

System-Cost Tipping Point Mobile served as a pioneer and other markets are expected to reap the benefits at lower cost points (1) Navitas GaN vs Silicon – $ Dollar Per Watt How Navitas Enables Lower Cost Navitas GaN $ / W Si $ / W Early Mover Advantage $0.120 High yields and (2) low manufacturing cost New GaN Generations Every Year $0.080 Cost and performance improvements each generation Increasing Levels of GaN $0.040 Integration Every Year Lower customer implementation costs Faster GaN Performance Every Year $0.000 Smaller and lower cost external 2010 2015 2020 2025 2030 components every year Navitas is Positioned to Drive Mainstream Adoption (1) Navitas estimate comparing cost of GaN-based vs Si-based wall charger bill-of-materials cost (high-voltage power device, driver/controller, magnetics, PCB and case) for typical 65W mobile charger. © Navitas Semiconductor 2021 10 (2) Based on Navitas production release of 650V GaN power IC in Q3 ’18.System-Cost Tipping Point Mobile served as a pioneer and other markets are expected to reap the benefits at lower cost points (1) Navitas GaN vs Silicon – $ Dollar Per Watt How Navitas Enables Lower Cost Navitas GaN $ / W Si $ / W Early Mover Advantage $0.120 High yields and (2) low manufacturing cost New GaN Generations Every Year $0.080 Cost and performance improvements each generation Increasing Levels of GaN $0.040 Integration Every Year Lower customer implementation costs Faster GaN Performance Every Year $0.000 Smaller and lower cost external 2010 2015 2020 2025 2030 components every year Navitas is Positioned to Drive Mainstream Adoption (1) Navitas estimate comparing cost of GaN-based vs Si-based wall charger bill-of-materials cost (high-voltage power device, driver/controller, magnetics, PCB and case) for typical 65W mobile charger. © Navitas Semiconductor 2021 10 (2) Based on Navitas production release of 650V GaN power IC in Q3 ’18.

Accelerating Major Customers' NetZero Goals

Navitas

GaN Power ICs Reduce CO_2 Emissions

4x-10x lower component CO_2 footprint than silicon[(1)]

28% lower lifetime CO_2 footprint for chargers / adapters[(2)]

Accelerate transition from ICE to EV by **3 years**, saving **20%/yr** of road sector emissions by 2050 [(4)]

GaN addresses **2.6 Gton / year** by 2050[(5)]

Every GaN power IC shipped saves[(3)]

4 kg CO_2

PARIS2015
UN CLIMATE CHANGE CONFERENCE
COP21·CMP11



Navitas
GaNFast
Power IC

(1) Navitas and Earth-Shift Global analysis. 4x lower for 2021, 10x lower by 2022 per life-cycle analysis
(2) Navitas and Earth-Shift Global estimated based on 65W charger per life-cycle analysis
(3) Navitas estimate based on GaN vs Si total life-cycle analysis.
(4) DNV estimate for 75%-adoption milestone pull-in, total road sector benefit
(5) Company information, DNV GL, EPA, IEA, International Renewable Energy Agency (IRENA). See 5-7-21 Investor presentation for details (filed with SEC)
Derived from demand and energy efficiency CO2 reduction of 1.4 Gt; assumes a $0.12 / kWh cost of electricity and a carbon to energy ratio of 0.00071 tons / kWh, aligned with the EPA's marginal emission rate.

© Navitas Semiconductor 2021

11

GaN is Positioned To Be The Future Of Mobile Charging Fast Mobile Universal Larger Mobile Screens And Batteries Need More Power Up to 3x more power Half the size and weight One charger for ALL your devices Up to 3x faster charging of traditional chargers One and Done!! (1) Screen Size and Battery Size Continue to Increase 250 6,000 5,000 200 4,000 150 3,000 (2) 65W Multi-Port GaN Charger 100 2,000 50 1,000 3 Silicon Chargers 1 GaN Charger 0 0 Release Year (3) Over $2.5B GaN IC opportunity • 2.5Bu per year of mobile wall chargers shipped 3x smaller, 3x lighter, • Over $1 of GaN content per charger and increasing over time and less expensive Mobile is Moving to GaN Fast Chargers, Creating a Multi-Billion Dollar GaN IC Opportunity (1) Includes Huawei, Xiaomi, OPPO, OnePlus, RealMe, Samsung, Apple and Google. © Navitas Semiconductor 2021 (2) Based on Navitas measurements of select GaN-based mobile wall chargers compared to Si-based chargers with similar output power. 12 (3) Based on estimates from IDC PC Tracker, USB-C research, Yole Research and Navitas estimates. Screen Size (cm2) Battery Size (mAhr)

Leading Customers Adopting Navitas GaN Tier 1 OEMs Aftermarket Examples 150+ 140+ 90%+ 24M+ Zero GaN Chargers GaN Chargers In Mobile OEMs Designing (1) In Development GaN ICs Shipped GaN Field-Failures Mass Production With Navitas GaN ICs (MP 2021-2022) th Note: Metrics as of July 7 2021. © Navitas Semiconductor 2021 13 nd (1) Based on no customer-reported consumer failures for production shipments through July 22 2021.Leading Customers Adopting Navitas GaN Tier 1 OEMs Aftermarket Examples 150+ 140+ 90%+ 24M+ Zero GaN Chargers GaN Chargers In Mobile OEMs Designing (1) In Development GaN ICs Shipped GaN Field-Failures Mass Production With Navitas GaN ICs (MP 2021-2022) th Note: Metrics as of July 7 2021. © Navitas Semiconductor 2021 13 nd (1) Based on no customer-reported consumer failures for production shipments through July 22 2021.

Leading the Way in GaN Chargers Navitas Enables More GaN Chargers than All The Future of Chargers is GaN, and GaN ICs (1) Competitors Combined are Used in 8 of 10 Leading-edge Designs 160 140 120 100 80 60 40 20 0 Company Company Others A B (1) Estimated based on known Navitas designs released to mass production, other GaN designs based on tear-downs published on www.Chongdiantou.com and other public information, as of 7-7-21. © Navitas Semiconductor 2021 (2) Navitas survey of public information March ’21. 14Leading the Way in GaN Chargers Navitas Enables More GaN Chargers than All The Future of Chargers is GaN, and GaN ICs (1) Competitors Combined are Used in 8 of 10 Leading-edge Designs 160 140 120 100 80 60 40 20 0 Company Company Others A B (1) Estimated based on known Navitas designs released to mass production, other GaN designs based on tear-downs published on www.Chongdiantou.com and other public information, as of 7-7-21. © Navitas Semiconductor 2021 (2) Navitas survey of public information March ’21. 14

Broad Adoption Of GaN In Consumer Electronics

Navitas

Devices need higher power in smaller, slimmer sizes
- Ultra-thin LED TVs
- Gaming systems
- All-in-one PCs
- Smart home

GaN ICs make it possible
- Up to 3x higher power density in the same form factor
- 3x smaller and lighter
- Up to 40% energy savings



Silicon Adapter[1]		GaN Adapter[1]
	150W	
3" x 5" x 1.5"		*>65% Smaller, Lighter, Thinner* 2.75" x 1.9" x 0.5"

Lead opportunities in late-stage development (2021 Launch)[2]
- Awarded Tier 1 LED TV to launch this year
- Awarded in-box Tier 1 All-in-one PC to launch this year

Four diverse applications drive $2B/year opportunity[3]
- Over 600Mu systems/yr across TV, desktop, game systems & smart home
- Over $3 of potential GaN content / system → $2B+ per year opportunity

GaN Is The Answer As Consumers Demand More Power And Smaller Form Factors

© Navitas Semiconductor 2021

(1) Based on Navitas measurements comparing typical 150W 65 kHz Si-based AC/DC power adapter to 150W 1MHz GaN-based power adapter prototype.
(2) Based on information provided to management by potential customers.
(3) Based on estimates from Gartner, Pulsenews, WitsView, Statista and Navitas estimates.

15

GaN ICs Could Save Data Centers $1.9B/Yr In Electricity[1]

Navitas

44% of Data Center costs related to power (electricity, power & cooling)
- We estimate GaN ICs can reduce electricity use by up to 10%[2]
- Across all data centers, we estimate this could save >15 TWh or $1.9B in annual electricity costs (1-year ROI of 6x)[1]

GaN ICs deliver 2x improvement in power density
- Smaller footprint for power enables bigger footprint for data processing

Navitas already engaged with top data center suppliers
- Same power supply customers for mobile / consumer also serve data centers
- Over 13Mu servers / year with >$75 GaN content = ~$1B+ / year GaN opportunity[4]
- Cryptocurrency mining can utilize similar GaN ICs to cut cost of electricity and drive additional market upside

Typical TCO Structure of a Data Center[3]


18%
6%
20%
56%
Power Engineering
Cooling Equipment
Electricity
Other

Silicon Power Supply



325 x 107 x 41 mm
2.2 W/cc

3,200W

GaN Power Supply[5]

- 2x higher power density
- 38% reduction in energy loss



210 x 81 x 43 mm
4.4 W/cc

Data Center Power Delivery[2]


Existing Data Center
75% Efficiency
Grid Power
Silicon
AC-48V 95%
Silicon
48V-12V 97%
Silicon
12V-1V 88%
93%
Data Processing
GaN-Based Data Center
84% Efficiency
Grid Power
GaNFast
AC-48V 97%
GaNFast
48V-3V 96%
99%
Data Processing
3V-1V 91%

© Navitas Semiconductor 2021

(1) Navitas estimate based on a) Navitas server/datacom forecast & AAAS data, b) $0.12/kWhr, c) Si vs. GaN $/W and d) data center loading profile.
(2) Navitas estimated based on known existing Si-based solutions to deliver >500A next-generation data processors to Navitas targets for new GaN-based AC/DC and DC/DC for these same next-generation data processors.
(3) Schneider Electric. White Paper – Determining Total Cost of Ownership for Data Center and Network Room Infrastructure.
(4) Based on IDC Worldwide Quarterly Server Tracker and Navitas analysis.
(5) Navitas measurements based on existing Si-based 3.2kW AC/DC server power supply to a 1 MHz GaN-based 3.2kW AC/DC prototype.

16

GaN Is Positioned For The Future Of Solar

Navitas

Solar energy adoption is driven by $ per watt

- Solar adoption driven by reducing hardware costs, increasing energy savings
- GaN ICs reduce solar inverter costs while increasing energy savings
- Typical solar payback is in range of 8 years(1)

GaN ICs can improve solar payback by 10% or more

- GaN ICs shrink passive & mechanical size, weight & cost by 50%
  - Enabling a 25%+ cost reduction of solar inverters(2)
- GaN ICs deliver 40% energy savings in solar inverters(2)



$ Lower Inverter Cost(3)
$0.100/W
25%+ Savings
$0.075/W
Silicon
GaN



Less Inverter Power Dissipation(3)
158 W
40%+ Energy Savings
94 W
Silicon
GaN



GaNFast™
Micro-inverters Opportunity
GaNFast™
Energy Storage Opportunity

Power is converted from DC low-voltage solar panels to AC high-voltage to power your home or the power grid and to high-voltage DC stored in a battery (energy storage).

$500M opportunity in development with lead solar customer

- Leading solar player expected to adopt GaN IC in next-generation inverters and storage
- Over $500M GaN IC revenue opportunity between 2023 – 2030

Total residential solar GaN IC opportunity > $1B / Year(4)

- $5-10M GaN IC sales potential per MW solar installation

© Navitas Semiconductor 2021

(1) EnergySage Solar Marketplace, 2020.

(2) Navitas estimate versus Si-based inverters assuming GaN-based inverter enables 40% reduced power loss and 25% lower inverter costs for a typical 6.2kW residential solar installation.

(3) Navitas estimate based on 6.2 kW residential installation with silicon inverter at 97.5% efficiency and GaN invertor at 98.5% efficiency.

(4) Based on MarketsandMarkets Micro-Inverter Market report and Navitas analysis.

17

GaN Is Positioned For The Future Of Electric Vehicles

Navitas

EV demands faster charging and extended range

- Existing silicon on-board chargers are SLOW (up to ten hours for full charge)
- Range anxiety is #1 limitation for EV adoption[(1)]
- Battery is the #1 cost driver for EV[(2)]

GaN ICs deliver fast charging and extended range

- 3x faster charging with similar size and weight
- 70% energy savings in power electronics enables 5% extended driving range or 5% lower battery costs[(3)]



Faster Charge Time(4)
11.3 hrs
60% Faster
4.7 hrs
Less Inverter Power Dissipation
10.5 kW
70%+ Energy Savings
3.0 kW
Lower Battery Cost
$10.0K
5% Less
$9.5K
Longer Driving Range
242 mi
5% More
230 mi
Silicon
GaN



GaNFast™
DC/DC Opportunity
LV Battery
HV Battery
GaNFast™
On-Board Charger Opportunity
Traction Drive

$400M opportunity in development with lead 1st EV customer

- Leading EV supplier to adopt GaN IC in next-generation 20kW on-board charger
- Over $400M revenue opportunity between 2025 - 2030

Total EV opportunity for GaN IC > $2.5B / Year[(5)]

- Over 50Mu per year of EV production projected by 2030
- Over $50 of potential GaN IC content per EV → >$2.5B per year GaN IC opportunity
- Additional upside markets include eBike, eScooter, eMotor Bike, etc.

Note: Assumes 150 kW traction inverter, 100 kWh battery, $100/kWh battery cost and typical 230 mile range.

(1) Volvo Reports: The State of Electric Vehicles in America, February 2019.
(2) McKinsey. Making Electric Vehicles Profitable. March 2019.
(3) Navitas estimate based on discussions with major suppliers of power electronics to the electric vehicle industry.
(4) Illustrative comparison of 6.6 kW silicon on-board charger versus 21 kW GaN on-board charger assuming a 90 kWh battery and 80A wall charge limit.
(5) Based on BCG Research, Yole Research and Navitas analysis.

© Navitas Semiconductor 2021

18

GaN ICs Can Potentially Displace A $13B Market

Navitas

GaN Opportunity Within Total Power Semiconductor TAM[1,2] | **GaN Power Semiconductor TAM[2]**



GaN
Other
$9.0B
$20M
6%
CAGR
117%
CAGR
$13.1B
$2.1B(3)
2020
2026
GaN
% Market
Penetration
0.3%
15.9%
$2.1B(3)
Other
$724M
EV / eMobility
$189M
Renewables / Solar
$139M
Enterprise
$293M
Consumer
$575M
Mobile
2026

(1) GaN IC potential market based on voltage rating of 80V – 1,000V derived from Yole Développement, Status of the Power Electronic Industry 2020.
(2) IHS SiC GaN Power Semiconductors Report 2020, Yole Power Devices Summary – 2019-25, expert interviews.
(3) Reflects midpoint of forecasted 2026 market size range of $1.6 billion to $2.6 billion.

© Navitas Semiconductor 2021

19

Diversified End Markets Drive 94% CAGR $640 (1) Other EV / eMobility $454 Renewables / Solar Enterprise $308 Consumer $182 Mobile $69 $27 $12 2020 2021 2022 2023 2024 2025 2026 Source: Company projections. © Navitas Semiconductor 2021 20 (1) Reflects additional end-market opportunities for industrial and other applications.Diversified End Markets Drive 94% CAGR $640 (1) Other EV / eMobility $454 Renewables / Solar Enterprise $308 Consumer $182 Mobile $69 $27 $12 2020 2021 2022 2023 2024 2025 2026 Source: Company projections. © Navitas Semiconductor 2021 20 (1) Reflects additional end-market opportunities for industrial and other applications.

Strong Revenue Visibility and Customer Pipeline Notable Announced Customers (1) (2) Awarded Qualified $100M $580M $12M $27M $69M Q1'20 Q2 Q3 Q4 Q1'21 Q2 Q3 Q4 Q1'22 Q2 Q3 Q4 $12M $27M $69M (1) Based on design wins in production or committed to production through to end 2026 © Navitas Semiconductor 2021 21 (2) Based on Navitas assumptions concerning future demand from potential opportunities evaluated with new and existing customers.to end 2026Strong Revenue Visibility and Customer Pipeline Notable Announced Customers (1) (2) Awarded Qualified $100M $580M $12M $27M $69M Q1'20 Q2 Q3 Q4 Q1'21 Q2 Q3 Q4 Q1'22 Q2 Q3 Q4 $12M $27M $69M (1) Based on design wins in production or committed to production through to end 2026 © Navitas Semiconductor 2021 21 (2) Based on Navitas assumptions concerning future demand from potential opportunities evaluated with new and existing customers.to end 2026

Summary Historical Financials and Projections Gross margin (%) EBITDA ($mm) (146%) (84%) (28%) 7% 16% 22% 25% Fast transition to new generation of products is driving 20%+ YoY cost reductions in 2021. $162 55% 55% 53% 51% 50% $102 46% 44% Q1’ 21 $50 31% $12 ($17) ($19) ($23) FY2020 FY2021 FY2022 FY2023 FY2024 FY2025 FY2026 FY2020 FY2021 FY2022 FY2023 FY2024 FY2025 FY2026 Fabless Model - Capital expenditure ($mm) 1% 2% 2% 0.2% 3.9% 7.4% 3.8% 3.6% 2.8% 2.9% 4% $18.7 $12.6 55% $11.1 46% $6.9 $5.1 $1.1 $0.0 FY2021 New Add'l Supply Volume FY2026 FY2020 FY2021 FY2022 FY2023 FY2024 FY2025 FY2026 gross Generations Integration chain Pricing gross margin optimization (Net ASP) margin © Navitas Semiconductor 2021 22 #% % of Revenue

Transaction Summary

Navitas

Transaction Overview

- Total purchase price of $950mm
  - Implied purchase multiple of 5.2x 2023E revenue
  - Purchase multiple assumes 2023E revenue of ~$182.4mm
- Transaction will be funded by $145mm PIPE, Live Oak Acquisition Corp. II cash in trust of $253mm[(1)] and issuance of common stock to existing Navitas investors
  - Total cash proceeds of $398mm[(1)] for the transaction
  - Net cash proceeds to Navitas balance sheet to accelerate and fund future growth initiatives
- Navitas existing shareholders and management are rolling 100% of their equity into the transaction
- LOKB Sponsor to defer 20% of sponsor promote into an earnout which can be earned in three equal installments at $12.50, $17.00, and $20.00 a share[(2)]
- Navitas pre-closing shareholders and equity incentive award holders will receive 10.0mm new additional shares in the form of an earnout achieved in three equal installments at $12.50, $17.00, and $20.00 a share[(2)]
- Remaining 80% of LOKB Sponsor common shares and Navitas management common shares also subject to lock-up restrictions
  - Equal amounts subject to one-, two- and three-year lock-ups, respectively[(3)]

Pro Forma Valuation ($mm, except per share data)

Total shares outstanding[(2)]	139.9
Price per share	$10.00
Equity value	**$1,399**
Less: net cash	($363)[(4)]
Total enterprise value	**$1,036**
TEV / 2023E revenue	**5.7x**

Cash Sources and Uses ($mm)

SOURCES OF CASH	
Live Oak II cash-in-trust[(1)]	$253
Navitas shareholder equity rollover	$950
PIPE shareholders	$145
Total Sources of Cash	**$1,348**

USES OF CASH	
Navitas shareholder equity rollover	$950
Cash to balance sheet	$363
Deal expenses	$35
Total Uses of Cash	**$1,348**

Pro Forma Illustrative Ownership Breakdown[(5)]


PIPE Investors
10.4%
LOKB Sponsor
3.6%
Live Oak II Shareholders
18.1%
100% Existing
Investor Rollover
67.9%
ATLANTIC BRIDGE
CAPRICORN

(1) Assumes no Live Oak Acquisition Corp. II stockholder has exercised its redemption rights to receive cash from the trust account. This amount will be reduced by the amount of cash used to satisfy any redemptions.
(2) Pro forma share count includes 95.0mm seller rollover shares, 25.3mm Live Oak II SPAC shares, 14.5mm PIPE investor shares and 5.1mm Live Oak II Sponsor shares. Excludes the impact of 10.0mm Seller earnout shares and 1.3mm Sponsor promote shares vesting evenly at $12.50, $17.00 and $20.00.
(3) Equal amounts of the Sponsor Non-Earnout Shares will be subject to one-, two- and three-year lock-ups, respectively, provided that if the reported closing price of the combined company's Class A common stock equals or exceeds $12.00, $17.00 or $20.00 per share, respectively, (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Closing, then such shares will only be subject to early release of the lock-up restrictions after six months, one or two years following Closing, respectively.
(4) $363mm net cash excludes company's existing net cash of $24mm.
(5) Excludes the impact of 4.7mm private warrants and 8.3mm public warrants.

© Navitas Semiconductor 2021

23

Valuation Summary

Navitas

- Trading multiples based on power semiconductor comparable players[1] at 9.0x – 13.0x 2022E projected revenue. We apply the **2023 projected revenue metric** and discount at a 20% rate
- For reference, recent early stage / high growth semiconductor deSPACs[2] are trading at a median of 6.2x 2023 projected revenue and recent LiDAR deSPACs[3] are trading at median of 18.0x 2023 projected revenue

Implied enterprise value based on comparable companies ($bn)	Transaction value ($bn)



$2.4
$1.6
$2.0
$1.4
$1.04
5.7x 2023E Projected Revenue
(2.3x 2025E Projected Revenue)
61% Upside
94% Upside
9.0x – 13.0x 2023E Projected Revenue(4)
Discount rate: 20%
Implied future enterprise value
Implied current enterprise value
Proposed transaction enterprise value

(1) Comparable power semiconductor companies include Monolithic Power Systems, Cree Inc., Power Integrations, Texas Instruments, and Analog Devices.
(2) Semiconductor DeSPACs include Indie and Achronix.
(3) LiDAR DeSPACs include Aeva, Aeye, Innoviz Technologies, Luminar, Ouster and Velodyne Lidar.
(4) 2023E projected revenue ~$182mm.
Source: company filings, FactSet.

© Navitas Semiconductor 2021

24

Q & A 26Q & A 26

Thank You 27Thank You 27

Exhibit 99.2

NY Investor Day Customer Testimonials

July 26, 2021

Chang Liu—Vice President, Head of OPPO Research Institution

I am Liu Chang, Vice President of OPPO and Dean of the OPPO Research Institute. Our mission is to use technology for a better world for us all, regardless of how science and technology progress. We always believe that people are the starting point and the end goal of all scientific and technological activities. We also always adhere to the concept of altruism and win-win strategy and work with our partners to build an open, symbiotic, and co-prosperous ecosystem and to realise everyone’s pursuit of beauty, imagination, and humanity through scientific and technological means. The cooperation between OPPO and Navitas Semiconductor began in 2017. In the past four years, we have collaborated to provide users with many excellent products. In July last year, we were honored to receive the commemorative trophy from Navitas which stands for the successful shipment of the 5 millionth GaNFast power IC to OPPO. This marks the 5 millionth mass produced Navitas GaNFast GaN power IC that entered the consumer market in OPPO’s products. Navitas GaNFast GaN Power ICs helped OPPO products to achieve user experience that exceeds consumer expectations and unique product performance. We appreciate working with Navitas to create very meaningful and valuable products using Navitas GaNFast GaN Power ICs with monolithically integrated gallium nitride FETs plus protection and control. Navitas is the pioneer to adopt this technology strategy in the industry. Based on this, we successfully launched the industry’s first high-power density, ultra-thin OPPO 50W SuperVOOC cookie charger which is smaller, lighter, and thinner than any other previous product. The charging products developed under the technology direction of the cookie charger will also contribute to better energy savings, longer product durability and eventually help us protect the environment. We appreciate the strategic value of new topologies and products developed by our close strategic cooperation between OPPO and Navitas Semiconductor engineering team. We look forward to continuing our long-term and successful cooperative relationship with Navitas. I wish Navitas all the best.

Dr Bernhard Budaker—Vice President, BRUSA HyPower AG

Hello, my name is Bernhard Budaker and I`m Vice President at BRUSA HyPower AG and responsible for the Product Division Power Electronics. BRUSA is one of the pioneers in electromobility with over 35 years of experience in developing high-end solutions for an electrified mobility future. Our vision is to provide technologies and products with long-term benefits for our environment and society. BRUSA HyPower`s products are “On Board Chargers” and “DC/DC converters” with applications in on and off highway market segments. The efficiency, power density and overall size and cost of our products are driven by the performance of the power semiconductors. Our current product line up is based on a combination of classical Silicon IGBTs and Silicon-Carbide wide-band-gap power semiconductors. BRUSA HyPower is convinced that Gallium Nitride – or GaN—will enable us to further improve our products. The main advantages of Navitas GaN power ICs, are simplicity of driving, high-speed switching performance, increased reliability and compact form factor. We have partnered with Navitas since 2020 as for us it is very important to work with cutting edge technologies in our products. The technological insights provided by Navitas enable us to conduct advanced engineering projects and toensure that BRUSA HyPower stays ahead of the competition. BRUSA has a focus on sustainable ‘Green Product Innovation’, and Navitas GaN power ICs will be a key factor in reducing the size and weight of our charger products even further and reducing the CO2 footprint. We look forward to a long, successful relationship with Navitas and wish them well.

Jun Liu – Executive Vice President, Lenovo Group and President, Lenovo China

Hello everyone! Lenovo is committed to becoming a global leading provider of smart products, smart infrastructure and intelligent services. As a third-generation semiconductor technology, GaN can improve charging efficiency, reduce charger size and improve customer experience. We see GaN as one of the future directions for Lenovo’s power adapter conversion including mobile, laptop and data center solutions. We have launched chargers ranging from 65 W to 90 W and higher up to 130 W which have been successfully used in some models of YOGA laptops, Legion phones and we have received positive feedback from our customers. With a strong commitment to a healthier, greener planet, Lenovo has developed an aggressive carbon reduction plan for the next 10 years. We believe that the smaller, lighter and more efficient Lenovo chargers supported by Navitas GaN Power ICs will help Lenovo successfully achieve its carbon reduction goals. We wish Navitas Semiconductor a successful IPO!

Michael Harrison – Power Electronics Architect at Enphase Energy

Hello, I’m Michael Harrison, Power Electronics Architect at Enphase Energy. Enphase’s purpose is to advance a sustainable future for all, by delivering technology solutions that make clean energy more affordable, reliable, and accessible. Enphase is the world’s leading supplier of microinverter-based solar-plus-storage systems, with three guiding commitments: Innovation, to continuously innovate, and develop new technologies that make energy more intelligent, more connected, and more cost effective than ever before. Quality is at the heart of what we do and is the very bedrock of the Enphase product design. Enphase solar microinverters achieve an industry leading reliability of 500 million part per million detective rate and are backed by a 25-year product warranty. Responsibility. We are driven by a sense of responsibility towards our planet and our communities. We believe we can have the biggest impact on the planet by pursuing our mission to bring solar energy mainstream. Since inception, Enphase have shipped 34 million solar micro-inverters and approximately 1.5 million Enphase-based systems have been deployed in more than 130 countries. 9 DC gigawatts of Enphase microinverters have been installed in solar systems, offsetting 20.8 million metric tons of CO2—the equivalent of providing electricity to 3.5 million homes for one year. With their NetZero program, Navitas is aligned with us to reduce carbon footprint, and accelerate the transition to renewable energy using gallium nitride power ICs. After 25 years of development, it’s the end of the road for silicon MOSFETs. Enphase has considered Silicon Carbide and Gallium Nitride technology for adoption in micro-inverter products. Silicon Carbide can offer a 2x switching frequency advantage over silicon at a similar cost. However, Gallium Nitride offers a tenfold switching frequency advantage at a significant system cost advantage, so it is optimized for the Enphase microinverter application. We have been in partnership with Navitas since 2015. We appreciate their focus and support on the Enphase solar micro-inverter roadmap, with gallium nitride at its core. Navitas’ GaN is a key part of Enphase’s innovative technology future.